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Continental

Continental Aktiengesellschaft

Press Release

Continental Tire North America recalls tires in the USA

Hanover, August 19, 2002. Continental Tire North America, Charlotte, N.C., an American subsidiary of Continental AG, today announced a recall of around 600,000 size 275/60R17 ContiTrac AW and General Grabber AW tires. They serve as original equipment on 2000-model year and 2001-model year Ford Expedition and Lincoln Navigator utility vehicles. The tires were produced at the company's plant in Mayfield, Kentucky, between March 1999 and October 2000.

The American National Highway Traffic Safety Administration (NHTSA) was today informed of the planned recall, which is being initiated with the support of automaker Ford. The action was made necessary after monitoring of the market and in-depth investigations indicated that these tires were not performing up to our standards after two years in service.

Likewise being recalled are 3,500 Continental tires in the size 315/80R22.5, used on motor coaches in the USA. They were produced between September 2001 and June 2002.

Continental Tire North America will replace the tires free of charge. Estimates of the cost of the action for the company run to €20 million.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

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Continental Aktiengesellschaft
Vahrenwalder Straße 9
D-30165 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
www.conti-online.com
prkonzern@conti.de